UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  OCTOBER 31, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

--------------------------------------------------------------------------------



                                0724000 B.C. LTD.

                          INTERIM FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2005


            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


--------------------------------------------------------------------------------

                                0724000 B.C. LTD.
                                 BALANCE SHEETS
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                    AUGUST 31,        MAY 31,
                                                       2005            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                     14,993          22,634
Receivables                                               3,056           1,329
Prepaids                                                    725           5,253
                                                   ------------    ------------
                                                         18,774          29,216
OPTION ON BMC (Note 4)                                  399,905         306,727
                                                   ------------    ------------
                                                        418,679         335,943
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)       150,926         107,076
Indebtedness  (Note 5)                                  436,441         418,125
                                                   ------------    ------------
                                                        587,367         525,201
ADVANCES (Note 3)                                       109,160          25,000
                                                   ------------    ------------
                                                        696,527         550,201
                                                   ------------    ------------

                            SHAREHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 6)                                    4,654           4,654

CONTRIBUTED SURPLUS (Note 6)                             18,457          18,457

DEFICIT                                                (300,959)       (237,369)
                                                   ------------    ------------
                                                       (277,848)       (214,258)
                                                   ------------    ------------
                                                        418,679         335,943
                                                   ============    ============

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS



/s/ LINDSAY BOTTOMER     , Director
-------------------------

/s/ DOUGLAS TURNBULL     , Director
-------------------------



          The accompanying notes are an integral part of these interim financial statements.

                                0724000 B.C. LTD.
                         STATEMENTS OF LOSS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                       2005            2004
                                                         $               $
EXPENSES

Accounting and administration                             5,270               -
Foreign exchange                                          8,154             154
Interest on indebtedness                                  9,998           2,614
Legal                                                    18,407           3,232
Management fees                                          11,480          15,000
Office                                                    3,239           4,650
Professional fees                                         4,867           3,767
Rent                                                      2,175           2,247
                                                   ------------    ------------
                                                         63,590          31,664
                                                   ------------    ------------
LOSS FOR THE PERIOD                                     (63,590)        (31,664)

DEFICIT - BEGINNING OF PERIOD                          (237,369)        (75,903)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                                (300,959)       (107,567)
                                                   ============    ============

LOSS PER COMMON SHARE                                    $(0.02)       $(316.64)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                3,700,100             100
                                                   ============    ============



          The accompanying notes are an integral part of these interim financial statements.

                                0724000 B.C. LTD.
                            STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                       2005            2004
                                                         $               $

CASH FLOWS PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                     (63,590)        (31,664)
Adjustments for items not involving cash
    Accrued interest on indebtedness                      9,998           2,614
    Accrued management services                               -           3,000
                                                   ------------    ------------
                                                        (53,592)        (26,050)
Increase in receivables                                  (1,727)              -
Decrease in prepaids                                      4,528               -
Increase in accounts payable and accrued liabilities     43,850           9,409
                                                         (6,941)        (16,641)
                                                   ------------    ------------
FINANCING ACTIVITIES

Advances                                                 84,160               -
Indebtedness                                              8,318          59,999
                                                   ------------    ------------
                                                         92,478          59,999
                                                   ------------    ------------
INVESTING ACTIVITY

Option on BMC                                           (93,178)        (42,205)
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH DURING THE PERIOD            (7,641)          1,153

CASH - BEGINNING OF PERIOD                               22,634          11,186
                                                   ------------    ------------
CASH - END OF PERIOD                                     14,993          12,339
                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============


          The accompanying notes are an integral part of these interim financial statements.

                                0724000 B.C. LTD.
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       NATURE AND CONTINUANCE OF OPERATIONS

         On February 4, 2004, Magellan Gold Corp. was incorporated in the State of Nevada. On May 9, 2005, Magellan Gold Corp. changed its name to Centrasia Mining Corp. and was continued into the Province of British Columbia. On September 14, 2005, Centrasia Mining Corp. changed its name to 0724000 B.C. Ltd. (the "Company"). The Company is in the business of acquiring and exploring mineral properties and is considered to be in the exploration stage.

         As described in Notes 3 and 4, the Company has entered into agreements to:

                  i) acquire a privately owned mineral exploration company engaged in the acquisition and evaluation of unproved mineral interests in the Krygyz Republic; and

                  ii) conduct a corporate  reorganization  (completed subsequent to August 31, 2005).

         As at August 31, 2005, the Company had a working capital deficiency of $568,593. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The ability of the Company to complete its acquisition, settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company's parent company to continue to provide funds to the Company. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

         See also Note 5.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

                                0724000 B.C. LTD.
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3.       CORPORATE REORGANIZATION

         On March 17, 2005, the Company and its shareholders entered into a letter agreement (the "Letter Agreement") with Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) ("Centrasia"), a public company trading on the facilities of the TSX Venture Exchange and the Over-the-Counter Bulletin Board, pursuant to which Centrasia agreed to purchase all of the issued and outstanding common shares of the Company in exchange for common shares of Centrasia on a one-for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005. On completion of the Acquisition, Centrasia also agreed to assume the common share issuance obligations of the Company and settlement of the Company's indebtedness described in Notes 4 and 5.

         As at August 31, 2005, the Company received advances of $109,160 from Centrasia.

         On September 14, 2005, the Acquisition was completed and Centrasia assumed the common share issuance obligations of the Company and settlement of the Company's indebtedness described in Notes 4 and 5.


4.       OPTION ON BMC

         By agreement dated September 24, 2004 and amended, the Company entered into a letter agreement (the "Marsa Option") to acquire all the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Krygyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic.

         In order to exercise the Marsa Option in full, the Company must make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of $200,000 and US$2,200,000, as follows:

                                       CASH           SHARE
         DATE                        PAYMENTS        ISSUANCES             COMMITMENTS
                                                                   ----------------------------
                                        US$                             US$              $

         Signing of BMC Agreement             -               -         110,000               -
         January 2, 2005                 40,000               -               -               -
         September 1, 2005               40,000               -               -               -
         Closing of Transaction               -         200,000               -               -
         December 31, 2005                    -               -               -         200,000
         January 2, 2006                 40,000         200,000               -               -
         December 31, 2006                    -               -         690,000               -
         January 2, 2007                      -         250,000               -               -
         December 31, 2007                    -               -         650,000               -
         January 2, 2008                      -         375,000               -               -
         December 31, 2008                    -               -         750,000               -
                                   ------------    ------------    ------------    ------------
                                        120,000       1,025,000       2,200,000         200,000
                                   ============    ============    ============    ============

                                0724000 B.C. LTD.
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


4.       OPTION ON BMC (continued)

         The Marsa Option provides for staged conversions of the Company's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event the Company fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require the Company to return any shares of BMC received and forgive the Commitments.

         As at August 31, 2005, the Company has advanced US$220,000 and $14,500 to BMC and paid US$80,000 to Marsa. Under the terms of the Marsa Option, the amounts advanced to BMC are to be spent on exploration and development of the Bulakashu Gold Property. As at August 31, 2005, the Company has also incurred deferred acquisition costs of $144,200 for due diligence, professional, travel and legal costs associated with the acquisition of BMC.

         As described in Note 3, the Acquisition was completed on September 14, 2005, and Centrasia assumed the share obligations of the Company under the Marsa Option and issued 200,000 common shares of its capital stock to Marsa. In addition, the Marsa Option was assigned to Magellan Gold
         (BVI) Inc., an indirect wholly- owned subsidiary of Centrasia.


5.       INDEBTEDNESS

                                                    AUGUST 31,         MAY 31,
                                                       2005            2004
                                                         $               $

         Loans and advances                             400,000         391,682
         Accrued interest                                36,441          26,443
                                                   ------------    ------------
                                                        436,441         418,125
                                                   ============    ============

         The Company has received loans and advances from creditors (the "Creditors"). The loans and advances bore interest at a rate of 10% per annum. During the three months ended August 31, 2005, the Company recorded $9,998 interest expense.

         Effective March 30, 2005, the Company, Centrasia and the Creditors entered into debt settlement agreements (the "Debt Settlements"), whereby Centrasia agreed to purchase an aggregate of $380,000 of the indebtedness owed to the arm's-length Creditors through the issuance of Centrasia units (the "Centrasia Units") and an aggregate of $20,000 of the indebtedness owed to directors and officers of the Company through the issuance of Centrasia common shares and repay the accrued interest in cash. As described in Note 3, Centrasia assumed the settlement of the Company's indebtedness. On September 14, 2005, Centrasia issued 1,900,000 Centrasia Units and 100,000 common shares to the Creditors as consideration for purchasing the $400,000 of indebtedness. Each Centrasia Unit consisted of one common share of Centrasia and share purchase warrant entitling the holder to purchase one additional common share of Centrasia at a price of $0.40 per share until September 14, 2007. Centrasia also repaid in cash all accrued interest on the indebtedness.

                                0724000 B.C. LTD.
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       SHARE CAPITAL

         Authorized:  10,000,000  common  shares with par value of US$0.001 per share
                      10,000,000 preferred shares with par value of US$0.001 per share


                                                                                    CONTRIBUTED
                                                     NUMBER OF       PAR VALUE        SURPLUS         TOTAL
         Issued:                                      SHARES             $               $              $

         Common Shares

            Balance, February 4, 2004                         -               -               -               -
            Issued for cash                                 100               1               -               1
                                                   ------------    ------------    ------------    ------------
            Balance, May 31, 2004                           100               1               -               1
                                                   ------------    ------------    ------------    ------------
            Issued for cash                             600,000             746           2,986           3,732
            Issued pursuant to employment
              agreement                               2,000,000           2,432           9,568          12,000
            Share exchange from preferred shares      1,100,000           1,475           5,903           7,378
                                                   ------------    ------------    ------------    ------------
                                                      3,700,000           4,653          18,457          23,110
                                                   ------------    ------------    ------------    ------------
            Balance, May 31, 2005 and
              August 31, 2005                         3,700,100           4,654          18,457          23,111
                                                   ------------    ------------    ------------    ------------
         Preferred Shares

            Balance, February 4, 2004                         -               -               -               -
            Issued for cash                           1,000,000           1,348           5,396           6,744
                                                   ------------    ------------    ------------    ------------
            Balance, May 31, 2004                     1,000,000           1,348           5,396           6,744
                                                   ------------    ------------    ------------    ------------
            Issued for cash                             100,000             127             507             634
            Share exchange to common shares          (1,100,000)         (1,475)         (5,903)         (7,378)
                                                   ------------    ------------    ------------    ------------
                                                     (1,000,000)         (1,348)         (5,396)         (6,744)
                                                   ------------    ------------    ------------    ------------
            Balance, May 31, 2005                             -               -               -               -
                                                   ------------    ------------    ------------    ------------
         Total Share Capital,
            May 31, 2005 and August 31, 2005          3,700,100           4,654          18,457          23,111
                                                   ============    ============    ============    ============


7.       RELATED PARTY TRANSACTIONS

         (a)      Effective   April  1,  2004,  the  Company   entered  into  an
                  employment agreement whereby the President is paid a base salary of $5,000 per month for an initial term of two years. The agreement will be automatically renewed for successive one year periods unless either party gives written notice of non-renewal.

                  During the three months ended August 31, 2005, the President was compensated $15,000, of which $11,480 has been recorded by the Company as management fees and $3,520 as part of due diligence costs on the option on BMC. As at August 31, 2005, $56,672 remained unpaid and included in accounts payable and accrued liabilities.

                                0724000 B.C. LTD.
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.       RELATED PARTY TRANSACTIONS (continued)

         (b) During the three months ended August 31, 2005, the Company was billed $9,390 for professional services and $18,195 for legal services provided by officers of the Company. As at August 31, 2005, $45,195 remained outstanding and was included in accounts payable and accrued liabilities.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

         See also Note 5.